UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.2)

Under the Securities Exchange Act of 1934

Uranium Star Corp. (formerly Yukon Resources Corp.)
__________________________________________________________________________________________________________________

(Name of Issuer)

Common Stock, $0.001 par value per share __________________________________________________________________________________________________________________

(Title of Class of Securities)

91702P 10 4

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/x/ Rule 13d-1(c)
/ / Rule 13d-1(d)

CUSIP No. 91702P 10 4 Page 2 of 5

1	NAME OF REPORTING PERSON Virginia Mines Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada (Federally Incorporated)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,910,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,910,500
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,910,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ___
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.39%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 91702P 10 4 Page 3 of 5

The Statement on Schedule 13G, dated June 9, 2006, filed by Virginia Mines Inc., as amended by Amendment No. 1 dated February 5, 2007, is hereby amended and restated in its entirety to read as follows:

Item 1(a). Name of Issuer:

Uranium Star Corp. (formerly Yukon Resources Corp.)

Item 1(b). Address of Issuer’s Principal Executive Offices:

1224 Washington Avenue
Miami Beach, Florida 33139

Item 2
(a). - (c). Name, Principal Business Address and Citizenship of Person Filing:

Virginia Mines Inc.
116 St. Pierre Street, Suite 200
City of Québec, Québec, Canada G1K 4A7

Item 2(d). Title of Class of Securities: Common Stock, $0.001 par value per share

Item 2(e). CUSIP Number: 91702P 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) / / Broker or dealer registered under Section 15 of the Exchange Act.
(b) / / Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) / / Investment company registered under Section 8 of the Investment Company Act.
(e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

CUSIP No. 91702P 10 4 Page 4 of 5

Item 4. Ownership.

The information in items 1 and 5 through 11 on page 2 on this Schedule 13G is hereby incorporated by reference.

This Statement is filed by Virginia Mines Inc., as the direct beneficial owner of 5,910,500 shares of common stock (including 3,000,000 immediately exercisable share purchase warrants) of the Issuer.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 91702P 10 4 Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2008

Virginia Mines Inc.

By: /s/ André Gaumond
Name: André Gaumond
Title: President